KRAMER LEVIN NAFTALIS & FRANKEL LLP

CHRISTOPHER S. AUGUSTE PARTNER PHONE 212-715-9265 FAX 212-715-8277 CAUGUSTE@KRAMERLEVIN.COM

November 7, 2008

VIA EDGAR and FEDERAL EXPRESS

Jennifer Hardy, Esq.
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 16, 2008
File No. 333-152977

Dear Ms. Hardy:

On behalf of InterAmerican Acquisition Group Inc. (the “Company” or “IAG”), we respond as follows to the Staff’s comment letter received on October 24, 2008 relating to the above-captioned Registration Statement (the “Registration Statement”). Together with our responses below, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 2, a copy of which has been marked to show changes from Amendment No. 1 to the Form S-4. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Dieter King. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note your response to comment one in our letter dated September 10, 2008 and the revisions you have made to the filing. It appears to us, however, that the clarifications sought by that comment have not been made to the “Questions and Answers” disclosures. Please revise these disclosures to provide the requested clarifications or advise us why you believe the existing disclosures are adequate.

We have revised the “Questions and Answers” disclosures to comply with the Staff’s comment.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

2.
We note your response to comment three in our letter dated September 10, 2008, and we have reviewed the projections and forecasts that you have provided. Please tell us what consideration you have given to including these projections and forecasts in the filing since they appear material and since it appears the board relied on them in connection with approving the transaction.

The IAG board did not rely on the preliminary financial forecasts provided for Sing Kung and attached to our response letter dated October 16, 2008 as Exhibit 1, Part 1. The IAG Board did, however, rely on the updated forecasts attached to our response letter as Exhibit 1, Part II. A summary of this forecast was included in our disclosure through the table on page 69 of Amendment No. 1 to the Form S-4 under the heading “Board Consideration and Approval of Transaction”. The specific details of future projects on which Sing Kung expects to bid (and pricing and margins for those projects) is highly confidential and disclosure would jeopardize the company’s competitive bidding position. Therefore, we elected to limit the disclosure in our prospectus to a summary of annual revenue and net income amounts that were considered by the IAG board. We believe these figures effectively convey Sing Kung management’s expectations about future financial performance at the time of the IAG board deliberations.

3.
We note your response to comment eight in our letter dated September 10, 2008. It remains unclear how management has concluded that CNC audited financial statements are not required. We note that CNC securities are being registered in the S-4 and that CNC is succeeding to the business of Sing Kung. Please clarify your compliance with Article 8-02 of Regulation S-X.

Although Article 8-02 of Regulation S-X technically requires disclosure of audited financial statements of CNC, we believe such disclosure is neither material nor informative to investors. CNC was formed in August 2008 as a wholly owned subsidiary of IAG for the sole purpose of effecting the acquisition of Sing Kung. As disclosed in the Form S-4, simultaneously with the closing of the transactions contemplated by the stock purchase agreement among IAG, Sing Kung and the Sing Kung stockholders named therein, IAG will merge into CNC and CNC will acquire substantially all of the shares of common stock of Sing Kung. Currently, CNC has no assets or operations. Upon consummation of the transactions contemplated by the stock purchase agreement, the assets of Sing Kung and IAG will become the assets of CNC. In addition, the unaudited consolidated financial statements of IAG for the fiscal quarter ending September 30, 2008 will include unaudited financial statements of CNC and will be disclosed in the next amendment to the Form S-4 to be filed by IAG with the SEC. Accordingly, we respectfully believe that audited financial statements for CNC may be omitted since CNC has no assets or operations and the unaudited financial statements of CNC will be included in the next amendment to the Form S-4 to be filed by IAG with the SEC.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

Notice of Special Meeting of Stockholders, page 3

4.
We note your response to comment nine in our letter dated September 10, 2008 and the revisions you have made to the letter. Notwithstanding these revisions, we continue to believe that the first bullet is vague. At a minimum, please revise the first bullet to disclose that the adoption of the transactions contemplated by the purchase agreement is in connection with your acquisition of Sing Kung and its business operations in China.

We have revised the first bullet to comply with the Staff’s comment.

Questions and Answers About the Meeting, page 9

Will the IAG stockholders be taxed as a result of the redomestication merger?, page 12

5.	We note your response to comment 12 in our letter dated September 10, 2008 and the revisions you have made to the following disclosures in the filing:

•	“Will the IAG stockholders be taxed as a result of the redomestication merger?” on page 12;

•	“Will IAG be taxed on the redomestication merger?” on page 12;

•	“Material United States Federal Income Tax Consequences of the Redomestication Merger and Stock Purchase” on page 33;

•	“Certain Material United States Federal income Tax Consequences of the Stock Purchase” on page 80; and

•	“Material United States Federal Income Tax Consequences of the Redomestication Merger” on page 99.

In all of these disclosures, you continue to use “should/should not” formulations to describe material tax consequences. Counsel must disclose firm conclusions with respect to material tax consequences. Accordingly, please revise your disclosures to use “will/will not” formulations. If you believe counsel cannot properly use “will/will not” formulations because there is doubt as to the material tax consequences of the transactions due to a lack of legal authority or conflicting legal authority, please describe this uncertainty, in detail, in your disclosures and in the tax opinion and provide appropriate risk factor disclosure setting forth the risks to investors engendered by this uncertainty.

We have revised the applicable disclosures to use “will/will not” formulations except with respect to the tax consequences under Section 7874 of the Internal Revenue Code of 1986, as amended, with respect to which we have described the reasons for the uncertainty and have provided an appropriate risk factor with respect thereto on page 47 of Amendment No. 2. We have also filed the form of tax opinion as Exhibit 8.1 to Amendment No. 2 and intend to file a signed version of the tax opinion upon the filing of the next amendment to the Form S-4.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

Consideration of the Stock Purchase Transaction, page 59

Background of the Stock Purchase, page 59

6.
We note your response to comment 14 in our letter dated September 10, 2008. As previously requested, please disclose the PE ratio for Sing Kung at the time the comparable company PE ratios were calculated.

The disclosure on page 79 of Amendment No. 2 pertaining to the valuation has been modified to include specific reference to the P/E ratios as requested by the Staff.

Valuation information considered by the IAG board ...., page 74

7.	We note your response to comment 21 in our letter dated September 10, 2008. As previously requested, please define the term “enterprise value.”

“Enterprise value” is defined on page 76 of Amendment No. 2 and we have modified the disclosure to make the definition clearer in response to the Staff’s comment.

Management's Discussion and Analysis, page 140

Overview, page 140

8.
We note your response to comment 32 in our letter dated September 10, 2008. We note the disclosure on page 145 that warranty costs are not reasonably determinable. The guidance in Question 1(c) of SAB 13.A.3.b suggests that deferral may be appropriate for the corresponding holdback (5%) revenue. The company's short operating history and absence of significant cash collections are also noted. Please revise to clearly demonstrate compliance with the SAB.

In SAB 13.A.3.b, the response to Question 1(c) referenced by the Staff calls for deferral of revenue in a circumstance where the seller has not objectively demonstrated that the delivered product meets the specifications. In the case of Sing Kung’s contracts, the work specifications for each project element are required to be consistent with national standards and are not customer-specific. The individual project work elements (e.g., a meter of road or pipeline, a drainage culvert or an overpass) stand alone and can be objectively evaluated for compliance with specification during the initial third-party engineering inspection performed as part of the two-phase acceptance process described in the MD&A. Revenue is not recognized by Sing Kung on any project element that does not meet specification. The warranty provisions of the contract are intended to deal with hidden defects in workmanship or materials that become apparent during the first year after project completion. Therefore, Sing Kung accounts for warranty costs in accordance with FASB 5. Because the amount of contingent loss (or cost to remediate) warranty claims cannot be reasonably estimated, Sing Kung does not record a contingent loss amount in its financial statements.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

The disclosure on page 143 of Amendment No. 2 has been revised to reflect that compliance with specification is a part of the initial phase of the two-phase acceptance process. The discussion of warranty costs and reserves on page 145 of Amendment No. 2 has been amplified to make reference to the preliminary acceptance that confirms compliance with specifications and explains that therefore warranty costs are recorded in accordance with FASB 5.

9.
We note your response to comment 33 in our letter dated September 10, 2008. The disclosure on page 147 states that “Approximately 84% of the total project revenue has been paid by the customer”. There is a concern that readers may not fully understand this disclosure given that the receivables reflected in the financial statements appear to exceed the corresponding revenue amounts, suggesting that none of the revenue has been collected. Please provide a disclosure to clarify this issue.

As requested by the Staff, the disclosure on page 147 of Amendment No. 2 has been modified to provide the clarification that the amount collected was applied, at the election of company’s management, to amounts due to other consortium members and not to amounts owed to the company.

Results of Operations, page 143

10.
We note your response to comment 36 in our letter dated September 10, 2008. As previously requested, please disclose in MD&A the expected effective tax rate for the next 12 months and the specific factors supporting that estimate.

The disclosure on pages 145 and FII-22 of Amendment No. 2 has been modified to provide the clarification requested by the Staff. Specifically, the amended disclosure makes clear that the effective tax rate for the Jiaohe project, which was performed by SNC, is as stated in the financials for 2008 due to applicable local concessions and that it is expected to continue at this level, although the applicable tax rates have not yet been published for 2009. The disclosure has also been modified to state that for the Zhengding project, which commenced in the third quarter of 2008, the expected effective tax rate will be the 25% statutory rate on operating income from that project for the next 12 months.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 170

11.
We note your response to comment 38 in our letter dated September 10, 2008. The disclosure in Note 15 on page FII-21 states that Sing Kung negotiated an agreement on 8/6/08 to purchase a 100% equity interest in Shanghai New Century (SNC) for $7,734,782. This purchase price appears to be substantially less than the net carrying amount of SNC on the Sing Kung 6/30/08 Balance Sheet on page FII-4. There is a concern that the carrying value of the SNC assets may he materially overstated. Please revise the financial statements or provide clarifying disclosure.

The consolidated balance sheet includes assets that were accumulated by SNC subsequent to the execution of the purchase agreement in December 2007 as a result of the Jiaohe BT contract. The value of these unbilled contract claims could potentially be forfeited if the SNC acquisition by CCI is not consummated. However, the company expects to consummate the acquisition and the principles of consolidation require that they be reflected at full value unless there is an objective basis for determining the value is impaired. The price that was fixed in August reflected the net book value of SNC at year-end 2007, plus the then accumulated value of the consulting fees earned by SNC, plus a small premium to compensate the SNC shareholders for cancelling the consulting agreement and foregoing future (albeit uncertain) consulting fees. CCI’s unconditional right to capture the substantial value accumulating in SNC as a result of the performance of BT contracts funded with CCI’s capital was established upon execution of the original contracts in December 2007.

In response to the Staff’s comment, the notes to the financial statements have been supplemented on page FII-17 of Amendment No. 2 to disclose the net book value of SNC as part of the explanation of intangible value.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

Sing Kung Financial Statements

1. Organization and Principal Activities, page FII-8

12.
We note your response to comment 44 in our letter dated September 10, 2008. It remains unclear how the “VIE Agreements” support consolidation under FIN 46(R). We understand that Sing Kung, through its subsidiary CCI, has a 10 year 100% voting interest over SNC pursuant to the 12/27/07 Voting Rights Proxy Agreement. However, it does not appear that CCI has made any material investment in SNC, and that the majority of any SNC losses would continue to be absorbed by the 2 individuals that actually own the 100% equity interest in SNC. Please revise the financial statements or clarify your compliance with paragraphs 14-15 of FIN 46(R). Clarify also the dollar amount of consulting fees that were incurred by SNC during the 6 months ended 6/30/08 under its 12/27/08 consulting contract with CCI. Further, please file the contracts as previously requested given that the information therein is material to an understanding of the development of the business.

CCI has provided all of the capital and guaranteed the payment of subcontractors for the Jiaohe project. This represents an indirect investment of more than $29 million by CCI, approximately $24 million more than the net book value of SNC. It therefore bears a substantial risk of loss related to the project and there is no recourse to the original SNC shareholders. In response to the Staff’s comment, we have augmented the disclosure in the notes to the financial statements on page FII-8 of Amendment No. 2 to reflect the allocation of financial risk and reward that result in compliance with FIN 46(R).

Before termination of the consulting agreement in August, SNC had earned approximately $1.5 million in consulting fees through June and was in a position to earn additional fees in 2009 and beyond if the consulting agreement had remained in effect and CCI continued to provide capital support needed to pursue projects covered under the consulting agreement. If Sing Kung failed to complete the SNC acquisition, it would potentially forfeit all of the consulting fees earned by SNC.

As the Staff requested, the contracts, including the August amendment, have been filed as exhibits 10.4-10.7 to Amendment No. 2.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

13. BT Project Receivables, page FII-20

13.
We note your response to comment 49 in our letter dated September 10, 2008. Please revise MD&A to provide readers with a more complete understanding of the expected timing of cash receipts from revenue generating activities. For example, please disclose the month when the $1,480,452 of revenue reported on page FII-48 was collected in cash. Disclose also why the receivables balances on page FII-47 substantially exceed the revenue balances on page FII-48 and whether this means that none of the 2006 and 2007 revenues had been collected by 12/31/07. Disclose how much of the $44 million revenue balance reported on page FII-5 has subsequently been collected in cash. Disclose why the $45,964,464 unbilled revenue balance on page FII-4 exceeds the revenue balance on page FII-5. For the portions of the 6/30/08 $45.9 million unbilled revenue and $7.8 million BT receivables balances that have not been collected, disclose the amounts expected to be collected by 6/30/09; 6/30/10; and thereafter. Disclose also the basis for these estimates including specific discussion of relevant contract milestones. Amounts that are not expected to be collected within 12 months should not be classified as current assets. See Section 501.13.a of the Financial Reporting Codification.

We have revised the notes to the financial statements on page FII-38 and FII-54 and the MD&A disclosure on page 155 of Amendment No. 2 to make clear that the 2006 and 2007 revenue had not been collected as of June 30, 2008. It is noted on the June 30, 2008 balance sheet that the amount is expected to be collected within 12 months and is therefore classified as current.

We have modified the MD&A on pages 147 and 159 of Amendment No. 2 of the disclosure and the financial statement notes pertaining to pages FII-47 and FII-48 to clarify that BT project receivables were recorded for advances made to the consortium as well as for revenue earned by the Company.

We have revised the financial statement note 12 on page FII-19 and the MD&A on pages 154 and 155 of Amendment No. 2 to make clear that none of the 2008 revenue (approximately $44 million) had been collected as of 6/30/08.

The disclosure on page FII-13 and in the MD&A on page 146 of Amendment No. 2 has been modified to reflect the fact that Sing Kung records currency translation using the current rate method and that in periods of rapid exchange rate fluctuation and when working capital asset lives are long, the reported revenue and related amounts due from customers can be materially different. This is the reason that the unbilled revenue balance on FII-4 exceeds the revenue balance on FII-5 of Amendment No. 2.

Despite management’s belief that payments on the Jiaohe project will be accelerated to the current period as a result of a refinancing that is being pursued by the municipal government with a third party, the contractual payment schedule (absent an acceleration event such as a refinancing) calls for payments over 7 years. Based on this, and until the refinancing commitment to the municipality is finalized, we have reclassified a portion of the unbilled costs and estimated profits as non-current and provided a payment schedule in the notes to the financial statements. As for the $7.8 million of uncollected BT receivables, we have recorded them as current assets because management expects collection within 12 months based on a refinancing commitment that has been obtained by the municipal client.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
November 7, 2008

14.	Please disclose in MD&A how management expects to pay its $39.9 million current liability balance (page FII-4) given the negative operating cash flows and the $12.9 million cash balance.

In response to the Staff’s comment, we have revised the financial statements, notes and MD&A to reflect the fact that almost half of the “current liability” is really long-term and should be classified as such. We have also made clear in the disclosure beginning on page 153 of Amendment No. 2 under the heading “Liquidity and Capital Resources,” that Sing Kung needs the IAG cash, other equity or a credit facility to fully meet its payment commitments and to continue to operate its business.

Part II

Item 22. Undertakings

15.
We note your response to comment 55 in our letter dated September 10, 2008. Please tell us why you have included the undertakings contained in Item 512(a) of Regulation S-K for securities registered pursuant to Rule 415 under the Securities Act.

We have deleted the undertakings contained in Item 512(a) of Regulation S-K for securities registered pursuant to Rule 415 under the Securities Act in response to the Staff’s comment.

******

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Christopher S. Auguste

Christopher S. Auguste

cc: William C. Morro